UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


      Atlantic Industries, Inc. (formerly Little Prince Productions, Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048602 10 6
                                 (CUSIP Number)


      Brian D. Lewandowski, Esq., Kutak Rock, 717 17th Street, Suite 2900,
--------------------------------------------------------------------------------
                             Denver, Colorado 80202
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (b) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------                     -----------------------------
CUSIP NO. 048602 10 6                                    Page 2 of 11 Pages
------------------------------                     -----------------------------
--------------------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Adrian P. Kirby, Non-Resident Alien
--------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  |_|
                                                                        (B)  |_|
                          Joint filing pursuant to Rule 13d-1(f)(1)
--------------------------------------------------------------------------------
      3  SEC USE ONLY

--------------------------------------------------------------------------------
      4  SOURCE OF FUNDS*
                          AF
--------------------------------------------------------------------------------
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)*                                      |_|

--------------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION

                          England
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER

             NUMBER OF                                 None
              SHARES
           BENEFICIALLY             --------------------------------------------
           OWNED BY EACH                    8         SHARED VOTING POWER
             REPORTING
            PERSON WITH                                99,202
                                    --------------------------------------------
                                            9         SOLE DISPOSITIVE POWER

                                                       None
                                    --------------------------------------------
                                           10         SHARED DISPOSITIVE POWER

                                                       99,202
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               99,202
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                51.4%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------                     -----------------------------
CUSIP NO. 048602 10 6                                    Page 3 of 11 Pages
------------------------------                     -----------------------------
--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Patchouli Foundation
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  |_|
                                                                        (B)  |_|
                   Joint filing pursuant to Rule 13d-1(f)(1)
--------------------------------------------------------------------------------
      3   SEC USE ONLY


--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*

                   AF
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(D) OR 2(E)*                                     |_|

--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Liechtenstein
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER

             NUMBER OF                                 None
              SHARES
           BENEFICIALLY             --------------------------------------------
           OWNED BY EACH                    8         SHARED VOTING POWER
             REPORTING
            PERSON WITH                                99,202
                                    --------------------------------------------
                                            9         SOLE DISPOSITIVE POWER

                                                       None
                                    --------------------------------------------
                                           10         SHARED DISPOSITIVE POWER

                                                       99,202
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          99,202
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          51.4%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

                          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------                     -----------------------------
CUSIP NO. 048602 10 6                                    Page 4 of 11 Pages
------------------------------                     -----------------------------
--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dr. Christoph Hoffmann, Non-Resident Alien
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  |_|
                                                                        (B)  |_|
                  Joint filing pursuant to Rule 13d-1(f)(1)
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
                                     AF
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(D) OR 2(E)*                                     |_|

--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Switzerland
--------------------------------------------------------------------------------
                                            7         SOLE VOTING POWER

             NUMBER OF                                 None
              SHARES
           BENEFICIALLY             --------------------------------------------
           OWNED BY EACH                    8         SHARED VOTING POWER
             REPORTING
            PERSON WITH                                99,202
                                    --------------------------------------------
                                            9         SOLE DISPOSITIVE POWER

                                                       None
                                    --------------------------------------------
                                           10         SHARED DISPOSITIVE POWER

                                                       99,202
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 99,202
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 51.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                                IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         Pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned (the "Filing Persons"), hereby file this Amendment No. 2 to their original Statement on Schedule 13D dated
October 7, 1994. This amendment constitutes the first amendment to a paper format Schedule 13D and therefore pursuant to Rule 13-d-2(c) of the Act, it restates the entire text of the Schedule 13D, as amended.

Item 1.           Security and Issuer

         The title of the class of equity securities to which this amendment relates is common stock, par value $.01 per share ("Common Stock") of Atlantic Industries, Inc. ("Atlantic"), a Colorado corporation. Atlantic was formerly known as Little Prince Products, Ltd. ("Little Prince"), a New York corporation. Little Prince was merged with and into Atlantic effective December 6, 1996. The principal effect of the merger was to change the name and state of incorporation of Little Prince and increase the number of authorized shares of capital stock available for issuance after the merger. The principal executive office and mailing address of the Issuer (as defined below) is 38 South Audley Street, Mayfair, London W1Y 5DH, England. As used herein the term "Issuer" refers to Little Prince prior to December 6, 1996 and Atlantic as of and subsequent to December 6, 1996.

Item 2.           Identity and Background

         The persons jointly filing this statement pursuant to Rule 13d-1(f)(1) are:

         (a) RIPARIAN SECURITIES LIMITED ("RSL"). RSL is a company incorporated and registered in England (Company No. 2855251). Its registered office was located at 40 Lowndes Street, Belgravia, London, SW1X 9HX, England. RSL was engaged in the business of real estate investment and management, principally in the area encompassing London and the southwest of England.

         (b) ADRIAN P. KIRBY. Mr. Kirby has the same business address as the Issuer. Mr. Kirby is presently the Chairman of the Board, President and Chief Executive Officer or the Issuer and devotes substantially all of his time to managing the Issuer's operations in addition to pursuing other interests in the minerals industry.

         (c) PATCHOULI FOUNDATION. Patchouli Foundation (the "Foundation"), c/o Von Erlach & Partners, Strasse 7, Postfach 4088, 8022 Zurich. The Foundation is a Liechtenstein Stifiung (a type of charitable foundation) that is currently the controlling shareholder of the Issuer.

         (d) Dr. Christoph Hoffmann is a citizen of Switzerland and is the Administrator of the Foundation. His principal business address is a c/o Von Erlach & Partners Drei Koenig Strasse 7 Postfach 4088 8022 Zurich. Dr. Hoffmann principal occupation is as an attorney in Zurich, Switzerland.

         None of the Reporting Persons nor any officer, director or controlling person of any Reporting Person has, during the past five years, been convicted in a criminal proceeding or been a party to civil proceeding which involved a claimed violation of federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Consideration

         Pursuant to an agreement between RSL and the Issuer (the "RSL Agreement"), the RSL acquired 3,250,000 shares of original issue common stock of the Issuer at a price of $.0001 per share and is entitled to receive an additional 2,990,402 shares of the common stock of the Issuer (collectively, the "Shares"), for the same nominal price, from one former and one present officer and director of the Issuer. Under the terms of the RSL Agreement, as additional consideration for the Shares RSL was required to lend to the Issuer up to GB(pound)25,000 to be used to satisfy financial, tax, and regulatory obligations of the Issuer. The funds used for the purchase price and the loan were from the working capital of Riparian Investments Ltd., an English company affiliated with the Reporting Person through common ownership and management ("RIL").

         In January 17, 1995 the Reporting Persons transferred record ownership of all of the foregoing shares from RSL to the Foundation, which transfer was made without consideration and did not change or affect the beneficial ownership of the said shares. Subsequent thereto, in March of 1995, Mr. Kirby resigned as the Chief Executive Officer of RSL and appointed his family as beneficiary of the Foundation. At this time RSL no longer had a beneficial ownership interest in the Shares of the Issuer.

         As of December 31, 1996, the Foundation had loaned to the Company $170,000 exclusive of interest (the "Patchouli Loan"). On December 31, 1996, the Board of Directors (the "Board") unanimously authorized the issuance of 1,360,000 Shares to the Foundation in payment for the Patchouli Loan and all interest thereon. As a result of this exchange, the Foundation became the beneficial owner of 51.4% of Shares issued and outstanding. Prior to the exchange the Foundation owned approximately 25% of the Shares issued and outstanding. Although the Shares had no value at the time of the exchange, the Board valued the Shares at a price of $.125 per share for purposes of determining the number of Shares the Foundation would receive as payment for the Patchouli Loan. The Board believed that the offered price of $.125 per share was fair and reasonable to the Issuer and its shareholders.

Item 4.           Purpose of Transaction

         RSL originally acquired the securities of the Issuer for investment purposes and with the intention "to stabilize its financial condition, change its management, and explore the feasibility of a merger, reorganization, or acquisition" which would provide the Issuer with a new business.

         The Foundation has acquired the securities of the Issuer for investment purposes. The change in record ownership effected by the transfer from RSL to the Foundation does not affect Mr. Kirby's beneficial ownership of the shares and will not affect his previously reported intention to stabilize the financial condition of the Issuer, change its management, and explore the feasibility of a merger, reorganization, or acquisition which would provide the Issuer with a new business. In the event that Mr. Kirby is able to effect any of the foregoing purposes, the acquisition or transfer of the control of the Issuer could result.

         The Reporting Persons may change any of their current intentions, acquire additional securities of the Issuer, or sell or otherwise dispose of all or any part of the securities beneficially owned by Mr. Kirby, or take any other action with respect to the Issuer or any of its equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, none of the Reporting Persons have any current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

         (a) RSL originally owned an aggregate of 6,240,402 shares, representing 25% of the issued and outstanding common stock of the Issuer. On January 17, 1995, RSL transferred record ownership of all 6,240,402 shares to the Foundation without consideration. Subsequent thereto, in March of 1995, Mr. Kirby resigned as the Chief Executive Officer of RSL and appointed his family as beneficiary of the Foundation. At this time RSL no longer had a beneficial ownership interest in the Shares of the Issuer.

         (b) Pursuant to the terms of the merger agreement between Little Prince and Atlantic, on December 6, 1996, every ten shares of Little Prince were exchanged for one share of Atlantic reducing the number of Shares held by the Reporting Persons to 624,040, although the ownership percentage remained the same.

         (c) As discussed in Item 3 above, on December 31, 1996 the Foundation received 1,360,000 Shares as reimbursement for $170,000 of debt owed to it by the Issuer. As a result of this transaction the number of Shares held by the Reporting Persons increased to 1,984,040 representing 51.4% of the Shares issued and outstanding.

         (d) On February 12, 1997 the Issuer's shareholders approved a reverse stock split of not more than twenty-for-one. On February 13, 1997 the Issuer filed an amendment to its Articles of Incorporation giving effect to the twenty-for-one reverse stock split. As a result of this transaction the number of Shares held by the Reporting Persons decreased to 99,202, although the ownership percentage remained the same.

         (e) The Foundation, as the record holder of the shares, Adrian P. Kirby and Dr. Christoph Hoffmann, as the administrator of Patchouli Foundation, may be deemed to share the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the Shares.

         (f) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, except that Adrian
P. Kirby holds a power of attorney from the administrator of the Foundation. None of the Shares are pledged or otherwise subject to a contingency, the occurrence of which would give any person, other than the Reporting Persons voting power or investment power over the Shares.

         The Reporting Persons have agreed to file this Schedule 13D on behalf of each of them pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended.

Item 7.           Material to be Filed as Exhibits

         The following exhibits were previously filed as part of Schedule 13D:

         1. Agreement to File Jointly Schedule 13D, dated January 12, 1995, among RSL, Adrian P. Kirby, Dr. Christoph Hoffmann, and the Patchouli Foundation.

         2. Stock Purchase Agreement, dated August 22, 1994, by and between Registrant and Riparian Securities Limited

         3. Power of Attorney, dated December 15, 1994 from Christoph Hoffmann to Adrian P. Kirby

         4. Agreement to File Jointly Schedule 13D, dated January 12, 1995, among RSL, Adrian P. Kirby, Dr. Christoph Hoffmann, and the Patchouli Foundation.

         The following exhibit is filed as part of this Schedule 13D:

         1. Agreement to File Jointly Schedule 13D, dated February 13, 1997, among RSL, Adrian P. Kirby, Dr. Christoph Hoffmann, and the Patchouli Foundation.

Signatures

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


Date:  February 13, 1997           /s/ Adrian P. Kirby
                                   ---------------------------------------------
                                   ADRIAN P. KIRBY


                                   PATCHOULI FOUNDATION



                                   By /s/ Adrian P. Kirby
                                     -------------------------------------------
                                       ADRIAN P. KIRBY, as Attorney-In-Fact
                                       for Dr. Christoph Hoffmann, Administrator


                                   Dr. Christoph Hoffmann, Administrator of
                                   Patchouli Foundation



                                   By /s/ Adrian P. Kirby
                                     -------------------------------------------
                                        ADRIAN P. KIRBY, as Attorney-In-Fact
                                        for Dr. Christoph Hoffmann

                      AGREEMENT TO FILE JOINT SCHEDULE 13D


         Each of the undersigned hereby agrees that the foregoing Amendment No. 2 to Schedule 13D is filed on behalf of each, pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended.



Dated:  February 13, 1997          /s/ Adrian P. Kirby
                                   -------------------
                                   ADRIAN P. KIRBY


                                   PATCHOULI FOUNDATION



                                   By /s/ Adrian P. Kirby
                                     -------------------------------------------
                                      ADRIAN P. KIRBY, as Attorney-In-Fact
                                      for Dr. Christoph Hoffmann, Administrator


                                   Dr. Christoph Hoffmann, Administrator of
                                   Patchouli Foundation



                                    By /s/ Adrian P. Kirby
                                     -------------------------------------------
                                      ADRIAN P. KIRBY, as Attorney-In-Fact
                                      for Dr. Christoph Hoffmann